NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
101 Constitution Ave, NW, Suite 900 Washington, DC 20001 T: 202.689.2987 F: 202.689.2860 nelsonmullins.com

December 22, 2023

Via EDGAR

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:
Cindy Polynice Tim Buchmiller

Re:	Semper Paratus Acquisition Corporation Amendment No. 2 to Registration Statement on Form S-4 Filed November 22, 2023 File No. 333-274519

Dear Ms. Polynice and Mr. Buchmiller:

On behalf of Semper Paratus Acquisition Corporation. (the “Company”), we are hereby responding to the letter dated December 4, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), regarding the Company’s Second Amendment to the Registration Statement on Form S-4 filed on November 22, 2023 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is publicly filing its Amendment No. 3 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) with the Commission today.

For ease of reference, the text of the Staff’s comment, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response.

Amendment No. 2 to Registration Statement on Form S-4

What equity stake will current Semper Paratus shareholders and current equityholders of Tevogen hold in New Tevogen..., page 15

1. As requested by prior comment 3, revise to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution. For example, if the underwriting fee of $0.20 per unit sold in the Semper Paratus IPO of 34,500,000 units that was payable upon the closing of the Semper Paratus IPO amounted to $6,900,000, and if the deferred underwriting fee of 500,000 shares of common stock is valued at $5,000,000, with approximately $26.0 million of funds in the Trust Account, assuming no redemptions, the effective underwriting fee would be approximately 46%.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 16 of the Amended Registration Statement.

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CALIFORNIA | COLORADO | DISTRICT OF COLUMBIA | FLORIDA | GEORGIA | ILLINOIS | MARYLAND | MASSACHUSETTS | MINNESOTA

NEW YORK | NORTH CAROLINA | OHIO | PENNSYLVANIA | SOUTH CAROLINA | TENNESSEE | TEXAS | VIRGINIA | WEST VIRGINIA

Please direct any questions or further communications relating to the above to the undersigned at (202) 689-2987. Thank you for your attention to this matter.

Very truly yours,

/s/ Andrew Tucker
Andrew Tucker
Via email:

cc:	Suren Ajjarapu, Semper Paratus Acquisition Corporation

William I. Intner

Richard Aftanas

J. Nicholas Hoover

Hogan Lovells US LLP